

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 3, 2013

<u>Via E-mail</u>
Mr. Cesar Baez
President and Chief Executive Officer
BGS Acquisition Subsidiary, Inc.
20 West 55th Street, 2nd Floor
New York, NY 10019

   **Re: BGS Acquisition Subsidiary, Inc.**
     **Registration Statement on Form S-4**
     **Filed September 6, 2013**
     **File No. 333-191030**

Dear Mr. Baez:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please revise your disclosure throughout the prospectus to reflect that (i) BGS Acquisition Corp. shareholders approved the amendments to extend the deadline to consummate the initial business combination from September 26, 2013 to November 26, 2013, and (ii) the tender offer in connection with the extension amendments expired and BGS Acquisition Corp. accepted for purchase the 2,182,317 ordinary shares that were validly tendered and not properly withdrawn. As a non-exclusive example, please update the third paragraph on page 8 for the results of the tender offer and the maximum amount that could tender in the second tender offer.

2. We note that 2,000,000 shares of common stock of the registrant to be issued to Black Diamond Holdings LLC pursuant to the merger of TransnetYX Holding Corp. into a wholly-owned subsidiary of the registrant are subject to a registration rights agreement which entitles Black Diamond Holdings LLC to demand registration of these shares.

Thus, it appears that this registration statement does not cover those shares of common stock of the registrant. If so, please advise us why these 2,000,000 shares of common stock of the registrant, which are being offered in the merger registered pursuant to this registration statement, are not covered by this registration statement.

3.  We note that the shareholders of TransnetYX Holding Corp. may receive up to an additional 8,000,000 shares of common stock of the registrant pursuant to an earn-out schedule contained in the merger agreement based on the gross revenues of the post-business combination operating company in fiscal year 2015. It appears that the registration statement should cover these shares as they are also being offered in the merger transaction registered pursuant to this registration statement. Please advise us why these shares are not covered by the registration statement. Refer to Compliance and Disclosure Interpretations, Securities Act Forms, Question 125.03, which is available on our website.

4.  Please provide an analysis on the applicability of Regulation M to the concurrent distributions as well as to the timing of the restricted period and different shareholder actions.

Calculation of Registration Fee

5.  With respect to the 10,000,000 shares of common stock, please add footnote disclosure to clarify (i) how many of these shares will be issued to the shareholders of record of TransnetYX Holding Corp. on a pro rata basis along with cash consideration in exchange for all of the outstanding shares of common stock of TransnetYX Holding Corp. in connection with the merger of TransnetYX Holding Corp. into a wholly-owned subsidiary of the registrant, and (ii) how many of these shares will be exchanged for the 4,000,000 ordinary shares sold as part of the units in BGS Acquisition Corp.'s initial public offering in connection with the merger of BGS Acquisition Corp. into the registrant pursuant to the redomestication.

6.  It appears that the securities in the fee table relate to the redomestication and only some of the shares to be issued in the merger. Please advise us why you believe this Form S-4 should not cover all shares to be issued in the exchange offer.

Cover Page of Prospectus

7.  We note the statement that readers should carefully consider the contents of the prospectus but are not being asked to provide proxies. We also note the first sentence on page 137. With a view to clarifying disclosure on the cover page and where appropriate, please advise us of the transaction being registered. It appears that you intend to use the registration statement in connection with the merger and tender offer to BGS shareholders; however, it is unclear if you intend to incorporate by reference or provide disclosure in other filings in connection with the tender offer. We note that some

disclosure regarding the mechanics and risks related to redeeming shares is provided, for example, on pages 24, 25 and 35.  Please also see Item 2 of Form S-4.

8.      Please add an explanatory note here and on page 35 (immediately preceding the risk factors relating the tender offer process) regarding the timing of (i) the registration of the redomestication and the merger transaction pursuant to this Form S-4, (ii) the tender offer to be commenced to provide shareholders of BGS Acquisition Corp. with the opportunity to redeem their shares of BGS Acquisition Corp. for cash equal to their pro rata share of the aggregate amount then on deposit in the trust account, and (iii) the consummation of the business combination.

<u>Summary of the Prospectus, page 5</u>

<u>TransnetYX, page 6</u>

9.      Please revise here, pages 73, 80, and where appropriate to clarify your current business, principal products, customers and how you generate revenues.  For example,

- You reference "customer tests" and genetic variants in persons, but it appears that all of your revenues are derived from testing on mice or other lab animals, not people;

- You reference a CLIA-approved platform enabling TransnetYX to test human DNA, but it is unclear if the company currently generates meaningful revenues through CLIA-approved human testing or tests provided to physicians, healthcare providers or other entities in the pharmaceutical industry;

- It is unclear what is meant by the "potential Plavix testing market";

- Your disclosure does not clarify what specific tests are currently significant to TransnetYX, and it does not distinguish those from testing the company seeks to conduct on a greater scale (it is not until page 82 that you state TransnetYX receives immaterial revenue for human testing); and

- It is unclear if the same test is conducted regardless of the type of animal, and you do not explain what qualities you test for when testing human DNA.

Please revise accordingly.  We may have further comment.

<u>The Redomestication, Business Combination and Merger Agreement, page 7</u>

10.     Please revise page 7 to include a clear and concise description of the various votes, tenders, deadlines, maximum thresholds and other material conditions to the merger so that readers can more easily understand the timeline, parties and multi-step transaction.

11.     Please specify the number of sponsor warrants that will be converted into 1/20$^{th}$ share of common stock of the registrant and specify the number of shares of common stock of the registrant into which those sponsor warrants convert.  Please also specify the number of

unit purchase options of BGS Acquisition Corp. that will be converted into unit purchase options of the registrant. Similarly revise the disclosure on page 57.

Merger with TransnetYX; Merger Consideration, page 8

12.    Please revise the cover page and here to quantify the approximate dollar amount of the transaction and consideration to be paid for TransnetYX.

13.    To help readers understand the transaction, consider including graphical representations of the entities and their ownership before and after the transaction.

Interests of Certain Persons in the Business Combination, page 9

14.    Please clarify that the founder shares are held by the chairman of the board of directors of BGS Acquisition Corp. Please also clarify how many of the sponsor warrants are held by officers or directors of BGS Acquisition Corp. and the purchase price paid for the sponsor warrants.

Appraisal Rights, page 10

15.    Please cross-reference the expanded discussions of appraisal rights beginning on pages 63 and 122 of the prospectus, as required by Item 3(j) of Form S-4.

Summary Risk Factors, page 15

16.    To clarify and place the risks in context, please revise to provide quantitative disclosure where you reference such information, including history of losses, significant customer, amount of cash expected to be available, large number of shareholders exercising redemption rights, dilution, and so forth.

Summary Comparative Historical and Unaudited Pro Forma Per Share Data, page 17

17.    Please provide book value per share for BGS Corp. and TransnetYX for the year ended July 31, 2012 and describe how book value per share is calculated. In addition, provide combined pro forma net assets per common share for the year ended July 31, 2012 and describe how the net asset per common share is calculated.

Risk Factors Relating to the Consummation of the Business Combination, page 25

Unlike many blank check companies, BGS Corp. does not have a specified maximum redemption threshold …, page 25

18.    Please revise the risk factor disclosure and heading to specify the redemption threshold for the business combination. For example, disclosure elsewhere in the prospectus

indicates that the business combination cannot be consummated if more than 3,014,778 public shares, or approximately 75.37% of the public shares, are tendered for redemption. Please also update the quantitative and qualitative disclosure for the shares that were validly tendered pursuant to the business combination deadline extension tender offer, which expired on September 23, 2013.

We will issue common stock as merger consideration, page 26

19.     To more clearly explain the risk, please revise to provide quantitative disclosure based on assumed redemption amounts.

Since BGS Corp.'s Initial Shareholder will lose his entire investment if the Business Combination is not consummated, a conflict of interest may exist …, page 27

20.     Please revise the risk factor disclosure and heading to clarify that a conflict of interest does exist for the initial shareholder or advise us why you do not believe a conflict of interest actually exists.  Please also revise to specify the current market value of the founder shares and sponsor warrants held by the initial shareholder.

BGS Corp.'s directors and officers may have certain conflicts …, page 28

21.     Please revise to specify the number and current market value of ordinary shares and warrants held by the directors and officers that will become worthless if BGS Acquisition Corp. does not consummate an initial business combination by the deadline.  Please also revise the risk factor disclosure and heading to clarify that a conflict of interest does exist for the directors and officers holding ordinary shares and/or sponsor warrants that will be worthless if a business combination is not consummated prior to the deadline, or advise us why you do not believe a conflict of interest actually exists.

Capitalization, page 37

22.     Please provide expanded disclosure to describe how the amounts presented in the "as adjusted" columns were derived.  Alternatively, revise your introductory paragraph to refer investors to your unaudited condensed combined pro forma balance sheets.

Material U.S. Federal Income Tax Consequences, page 39

23.     Please provide a tax opinion regarding the effect of the merger on BGS shareholders or advise us why you believe such opinion is not required by Item 601(b)(8) of Regulation S-K.

The Merger Agreement, page 55

24.     Please revise where appropriate to provide disclosure required by Item 4(b) and Item 6 of
        Form S-4. We may have further comment.

25.     In this regard, please revise to clarify the facts and circumstances underlying, and reasons
        for, the August 13 amendment to acquire just one of the Black Diamond subsidiaries
        originally intended to be a part of the transaction. Please also file the as-amended
        agreement.

26.     We note the reference to disclosure schedules not filed. Pursuant to Item 601(b)(2) of
        Regulation S-K, please file a list briefly identifying the contents of all omitted schedules
        or similar supplements. In addition, please file an agreement to furnish the staff with a
        copy of any omitted schedule upon request. The agreement to furnish the staff with
        copies of omitted schedules may be included in the exhibit index to the registration
        statement.

27.     We also note the statement that the information in the representations and warranties do
        not purport to be accurate as of the date of this prospectus. Please revise to state, if true,
        that you are not aware of specific material facts that contradict the representations or
        warranties in the merger agreement.

BGS Corp.'s Reasons to Enter into the Transaction, page 65

28.     Please discuss the reasons of BGS Acquisition Corp. for engaging in the transaction, as
        required by Item 4(a)(2) of Form S-4.

29.     Please discuss the specific criteria and guidelines for evaluating prospective target
        businesses that BGS Acquisition Corp. identified in connection with its initial public
        offering and the extent to which TransnetYX Holding Corp. meets those criteria and
        guidelines. If TransnetYX Holding Corp. does not meet criteria and guidelines, please
        discuss if and how the board of directors of BGS Acquisition Corp. considered such
        shortfalls when concluding that the business combination was in the best interests of BGS
        Acquisition Corp.'s shareholders. Please also address what consideration, if any, was
        given to the fact that TransnetYX Holding Corp. has a history of operating losses and
        may not be able to achieve profitability.

Unaudited Condensed Combined Pro Forma Financial Statements, page 66

30.     Please tell us why the title of your Unaudited Condensed Combined Pro Forma Financial
        Statements refers to "BGS Acquisition Corp." as opposed to BGS Acquisition
        Subsidiary, Inc., the surviving corporation or revise accordingly.

Unaudited Condensed Combined Pro Forma Balance Sheet, page 67

31.     We note that you report Ordinary Shares of 46,374,936 and 29,074,939 in your pro forma combined balance sheets at pages 67 and 69 respectively.   However, we understand that the surviving corporation, BGS Acquisition Subsidiary Inc. will issue and retain only common stock as a result of the merger with TransnetYX Holdings Corp.  Please tell us why you present adjustments (3), (4) and (6) as reductions to Ordinary shares rather than to common stock and additional paid in capital on page 67 and similar adjustments to reduce Ordinary Shares on page 69.

32.     We note from your Note 6 on pages F-12 and F-25 that "[a]fter its initial Business Combination, the Company will treat all of its outstanding warrants as a liability due to the cash settlement provisions provided in the Warrant Agreement."  Please tell us how you considered your outstanding warrants in determining your pro forma balance sheets.

Pro forma footnotes, page 68

33.     We note footnote (3) at pages 68 and 70 indicate that TransnetYX stockholders will receive ordinary shares of BGS Corp. plus a cash payment in conjunction with the Transaction Merger.  However, we understand that BGS Acquisition Subsidiary Inc. will issue its common stock to consummate the merger with TransnetYX based on your disclosures at page 8.  Please clarify or revise accordingly to identify the entity that will issue shares and the type of shares that will be issued.

34.     We note from footnote (3) that you reflect the cash payment to TransnetYX shareholders of $15 million, in the case of no tender or $4 million, in the case of a maximum tender as a reduction to ordinary shares in your pro forma balance sheets.   Please address the following points:

- Explain why an additional cash payment is being made to the shareholders of TransnetYX as opposed to the issuance of additional shares and how you considered this payment in your determination that the transaction should be  accounted for as a reverse merger recapitalization.

- Tell us why you are reporting the cash payment as an adjustment to equity in your pro forma balance sheet as opposed to an expense to transact the merger.

TransnetYX Business, page 73

35.     Please provide the basis for your statement on pages 73 and 80 that the company's molecular analysis platform provides "unprecedented" volume, speed, accuracy and cost advantages.

36.     Please provide the basis for your estimate on page 73 that the worldwide market for animal genetic screening is approximately $400 million per year.

37.     Given that less than 0.5% of TransnetYX Holding Corp.'s revenues are generated from pharmacogenomics testing and that it appears there is significant competition in the pharmacogenomics testing industry, please provide the basis for your belief that TransnetYX Holding Corp. is on the "forefront of the transformation to personalized medicine and its requirement for pharmacogenomics testing." Please also revise to more clearly address the company's competitors in the lab animal testing business and clarify, if true, that Quest, Lab Corp and the other companies you identify operate in a market in which you currently do not generate meaningful revenues.

38.     Please provide the basis for your estimate on page 75 that the market for pharmacogenomics testing will grow and exceed $1 billion per year.

39.     Please clarify the context of the disclosure beginning on page 76 regarding the FDA black box warning concerning clopidogrel.

Management's Discussion and Analysis of Financial Condition and Results of Operations or TransnetYX, page 80

Twelve months ended December 31, 2012 compared to the twelve months ended December 31, 2011, page 82

Revenue, page 82

40.     We note that you attribute 39% of the growth of your revenues to the addition of new customers in 2012. Please expand your discussion to include the underlying reasons for the remaining 61% of revenue growth.

41.     We note your comparative discussion of revenues indicates that you attribute the increase in revenues in 2012 to an increase in the number of tests you performed slightly offset by a decrease in the average price per test that you realized for the period. Please expand your disclosures to describe the underlying factors that are driving the increase in volume of tests performed and the decrease in the average price per test.

42.     In that regard, we note your disclosure that the decrease in average price per test is primarily due to a new pricing agreement with TransnetYX Holding Corp.'s largest customer, Taconic. However, you also disclose that revenue attributable to Taconic decreased by 23% from the six months ended June 30, 2012 to the six months ended June 30, 2013. Please discuss what other factors, if any, contributed to the decline in the average price per test.

43.     Please describe any known trends or uncertainties that have had or that TransnetYX Holding Corp. reasonably expects will have a material favorable or unfavorable impact

on net sales or revenues or income from continuing operations. Refer to Item 303(a)(3)(ii) of Regulation S-K.

Cost of Services, page 82

44.     Please expand your disclosures to describe the components included in your cost of services. In addition, please discuss material changes that occurred in these components for all periods presented.

Discussion of changes in cash flows for the twelve months ended December 31, 2012 as compared to the twelve months ended December 31, 2011, page 84

45.     We note that your discussions of the changes in your operating cash flows for the annual and interim periods simply repeat the items reported in your statements of cash flows. Please revise your discussions to identify and describe the primary drivers of your operating cash flows. In this regard, expand your disclosure to discuss the underlying reasons for increases/decreases in non-cash items and significant changes in assets and liabilities that cause your cash flows to fluctuate.

Directors and Executive Officers After the Business Combination, page 100

46.     Please identify each director that is independent under the independence standards application to the registrant. Refer to Item 407(a) of Regulation S-K.

47.     Please revise to disclose the anticipated timing of establishing audit and other committees.

Compensation of Officers and Directors of TransnetYX, page 104

48.     Please provide footnote disclosure for the option awards column, as required by Instruction 1 to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Director Compensation, page 107

49.     Please provide tabular disclosure of director compensation, including any stock awards, in the format specified by Item 402 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 108

50.     Please revise to identify the persons with dispositive and voting power over shares held by institutions.

51.     Please provide disclosure under Item 403 of Regulation S-K for TransnetYX.

Certain Transactions of BGS Corp., page 113

52.    With respect to the $500,000 loan from Mr. Gutierrez, please disclose the largest
       aggregate amount of principal outstanding during the period for which disclosure is
       provided, the amount thereof outstanding as of the latest practicable date, the amount of
       principal paid during the periods for which disclosure is provided, the amount of interest
       paid during the period for which disclosure is provided, and the rate or amount of interest
       payable on the loan.  Refer to Item 404(a)(5) of Regulation SK.

Appraisal Rights, page 122

53.    Please clarify whether BGS Acquisition Corp. shareholders will be notified of the date by
       which they must dissent in order to perfect their appraisal rights.

Financial Statements of BGS Acquisition Corp. as of July 31, 2012 and the period from August
9, 2011 (date of incorporation) to July 31, 2012, page F-1

54.    Please provide audited financial statements of BGS Acquisition Corp. for the year ended
       July 31, 2013 and update all related disclosures in your next amendment.  In addition,
       please include a revised consent from your auditor.

Note 6 – Warrants Issued in Private Placement, page F-12

55.    We note your disclosure indicating that after an initial Business Combination, you will
       account for all of the company's outstanding warrants as liabilities due to the cash
       settlement provisions provided in the Warrant Agreement.  However, your disclosures
       pertaining to the warrants sold in your March 26, 2012 unit offering at Note 3 indicate
       that "in no event (whether in the case of a registration statement not being effective or
       otherwise) will the Company be required to net cash settle the Warrants."  In addition,
       your disclosures at page F-13 indicate that you intend to classify the investor warrants,
       the underwriter warrants, the warrants attached to the units and the private placement
       warrants as additional paid in capital.  Please address the following points:

       • Expand your disclosure to clearly identify and quantify the warrants you refer to as
         investor warrants, underwriter warrants, warrants attached to the units and private
         placement warrants.

       • Clarify whether you will apply liability accounting to all your warrants or if this
         disclosure is only related to private placement warrants.

       • Tell us why you have not accounted for your warrants as liabilities in your financial
         statements given the net cash settlement provisions that exist in the Warrant
         Agreement, citing the literature that supports your view.

       • Provide the excerpt from the Warrant Agreement that describes the net cash settlement
         provision.

Interim Financial Statements of BGS Acquisition Corp as of and for the nine months ended April 30, 2013, F-15

Interim Statement of Changes in Shareholders' Equity, page F-17

56.     We note that you have recorded amounts which offset your net losses in your deficit accumulated during the development stage resulting in nil balances as of July 31, 2012 and April 30, 2013.  We also note that your deficit accumulated during the development stage does not agree with your net loss from inception to date reported on your interim statements of operations.  Please tell us why you have recorded these amounts in your statement of stockholders' equity or revise to resolve these inconsistencies.

Consolidated Financial Statements of TransnetYX Holding Corp.
Notes to Consolidated Financial Statements, page F-34

57.     Please disclose the factors used to identify reportable segments and how you measure segment performance.   Please provide the required disclosures per ASC 280-10-50-20.  In addition, please expand your disclosures under Management's Discussion and Analysis to provide a discussion along segmental lines.

Inventory, page F-35

58.     We note that your inventory is adjusted for estimated obsolescence and excess quantities and written down to net realizable value based upon your estimates of expected usage.  We also note from page F-38 that you have established significant reserves for slow moving/obsolete inventory of $803,639 and $733,460, representing 38% and 32% of your gross inventory balance as of June 30, 2013 and December 31, 2012, respectively.  Please address the following points:

- Tell us how each of the raw materials and finished goods listed at page F-38 is utilized in the delivery of your products;

- Quantify the amount of the reserve that relates to each of your components of your inventory;

- Disclose whether any of your inventory is subject to rapid technological obsolescence or spoilage;

- Describe how and when you determine the reserve for slow moving/obsolete inventory; and

- Tell us whether you adjust the cost basis of your inventory when you record a reserve against your inventory or if you fully reserve for specific items in your inventory.

Intangible Assets, page F-36

59.     We note from page 84 that you had additions of intangible assets of $80,180 and $77,224 for the years ended December 31, 2012 and 2011, respectively and that these additions were related to intellectual property development.  Please expand your disclosure to describe these intellectual property developments and tell us how you consider ASC 350-30-25-3 in accounting for these costs.

Revenue Recognition, page F-36

60.     We note your disclosures at pages 22 and 76 indicate that you receive reimbursements from Medicare and Medicaid.   To the extent material, please expand your disclosures to describe your accounting policy related to revenues generated from these programs.

Note 4 – Long-Term Debt, page F-40

61.     We note your tabular disclosure of your long-term debt indicates that in June 2013 you refinanced three notes payable that maintained principal balances of $446,892, $123,847, and $141,557 as of December 31, 2012.  The total outstanding principal balance on these notes was $712,296 as of December 31, 2012.  We understand that as a result of the refinancing, you issued a new 6% note payable comprised of the balances of the three notes that were refinanced, totaling $853,167 and additional cash proceeds of $500,000.  Please provide an analysis which rolls forward the balance of your long term debt from December 31, 2012 to June 30, 2013 which also reconciles to the amounts you present as principal payments and proceeds from long-term debt in your consolidated statements of cash flows for the six months ended June 30, 2013.

Note 6 – Redeemable Deficit Instruments, page F-43
Conversion Rights, page F-44

62.     We note from your disclosure here and on page F-46 that the conversion prices for Series A, B and C prefer stocks are subject to certain adjustments.  Please expand your disclosure to describe these adjustments and tell us how you considered these.

Note 7 – Stockholders' Deficit, page F-45
Treasury Stock, page F-46

63.     We note your disclosure indicating that you have repurchased 139,506 and 184,714 shares of common stock as of December 31, 2012 and June 30, 2013 respectively.  Please tell us why you have not reflected the increase in treasury shares in your statement of cash flows and statement of stockholder's equity or revise to reflect the repurchases in your financial statements.

Note 8 – Commitments and Contingencies, page F-49
Litigation, page F-49

64.     We note your disclosure indicating that you settled a litigation matter with a former
        employee in 2013 and as a result, you agreed to pay $355,000 in monthly installments
        over five years and to repurchase 275,100 shares of your common stock held by the
        former employee.  We understand that you accrued the cash settlement amount of
        $355,000 as of December 31, 2012.  Please tell us how you accounted for the obligation
        to repurchase 275,100 shares of your common stock and expand your disclosures to
        specify where you have recognized this liability in your financial statements.

Note 12 – Subsequent Events, page F-52

65.     Please disclose the date through which you have evaluated subsequent events and
        whether that date is either the date the financial statements were issued or available to be
        issued.  Refer to FASB ASC 855-10-50-1.

Exhibit Index

66.     Please file all exhibits with your next amendment.  We note, in this regard, that the
        exhibit index does not include management contracts for all named executive officers.
        We also note that some officers and directors "will serve."  Please advise us whether all
        such executive officers and directors have consented to serve in such capacities.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require.  Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

   •    should the Commission or the staff, acting pursuant to delegated authority, declare the
        filing effective, it does not foreclose the Commission from taking any action with respect
        to the filing;

   •    the action of the Commission or the staff, acting pursuant to delegated authority, in
        declaring the filing effective, does not relieve the company from its full responsibility for
        the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Tiffany Piland at (202) 255-4187 or James Lopez at (202) 551-3536 with any other questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director